April 28, 2005

Via Federal Express and Facsimile
Mr. David Ritenour
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW.
Mail Stop 3-6
Washington, D.C. 20549

Re:	Caterpillar Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 23, 2005
File No. 333-121003

Dear Mr. Ritenour:

We have received your comment letter dated April 15, 2005. Caterpillar’s responses to each item follow each comment.

Summary of the Exchange Offer - Page 2

Certain U.S. Federal Income Tax Consequences - Page 4

1.   We note your response to comment 7, but continue to believe that additional summary disclosure regarding the material U.S. federal income tax consequences of the exchange is appropriate. As previously requested, briefly identify all matters upon which tax counsel has opined, all matters upon which tax counsel has given a qualified opinion, and all matters upon which counsel is unable to opine. Please also discuss the consequences to investors in the event that the early participation payments were ultimately determined to constitute fees paid for investors’ early tender. Further, please revise the subheading here and elsewhere throughout the prospectus to substitute the word “material” for the word “certain,” consistent with your obligation to discuss all material U.S. federal income tax consequences of the exchange and an investment in the debentures.

Response:

We acknowledge the staff’s comment. We have revised the summary of the material U.S. federal income tax consequences to include a description of the tax opinion of counsel we received, the issue on which tax counsel provided a qualified opinion, and the issues on which tax counsel was unable to opine. We also inserted a sentence describing the federal income tax consequences of receiving the early participation payment in the event such payment is recharacterized as a fee. Finally, we have replaced the word “certain” with the word “material” when describing our discussion of the U.S. federal income tax consequences of the exchange and of holding the new debentures.

Risk Factors - Page 9

The total exchange price will be determined based on the yield of the 5.375% U.S. treasury Note due February 15, 2031 at the price determination time - Page 9

2.   This risk factor caption currently includes only a statement of fact. Risk factor captions should describe the risk that results from the fact or uncertainty discussed in the text of the risk factor. Please revise this risk factor caption to ensure it describes the risk that you discuss in the text.

Response:

We acknowledge the staff’s comment and have revised the relevant risk factor caption to alert investors to the risk that they may not know the total exchange price at the time of tender.

Certain U.S. Federal Tax Consequences - Page 27

3.   We note your response to comment 16 and the revisions to the first paragraph of this section. Please note, however, that it is not appropriate for tax counsel to simply opine on the discussion of the tax consequences that appears in the prospectus. Counsel must opine on specifically identified material tax consequences, and a summary of counsel's opinion (or, if a short form tax opinion is being provided, the corpus of counsel's opinion itself) must appear in the prospectus. You should also identify in the prospectus all matters upon which tax counsel has given a qualified opinion and all matters upon which counsel is unable to opine, and briefly discuss the reasons for each qualified opinion and the reasons why counsel is unable to opine on certain matters. Please revise accordingly.

Response:

We have revised the description of tax counsel’s opinion, and tax counsel has revised its opinion, to provide that the legal conclusions discussed in the section entitled, “Material U.S. Federal Income Tax Consequences,” subject to the limitations and qualifications set forth therein, represent the opinion of tax counsel. In addition, we have identified throughout the discussion specific material tax consequences that are included in such opinion. We have included the opinion provided by tax counsel as an exhibit to the registration statement. We have also amended the discussion of material U.S. federal income tax consequences to describe and explain the one item on which tax counsel gave a qualified opinion and the two items on which tax counsel was unable to opine.

4.   We note your responses to comments 7 and 18. Since tax counsel is unable to give an unqualified opinion with respect to whether the exchange will qualify as a tax-free recapitalization, please revise to discuss the alternative material U.S. federal income tax consequences in the event the exchange is not treated as a recapitalization. Please also include appropriate risk factor disclosure.

Response:

We have revised the discussion of the material U.S. federal income tax consequences to include a description of the tax consequences of a modification of a debt instrument that is not treated as a “significant modification” and, therefore, is treated as a continuation of the old debt instrument rather than an exchange for U.S. federal income tax purposes. This possible recharacterization of the new debentures as a continuation of the old debentures is the reason for the qualified opinion on this issue and, in such event, would not require a holder to recognize gain or loss. We respectfully suggest that, because the consequences of such treatment are that a holder would not recognize gain or loss on the exchange, no risk factor is necessary.

Exhibit Index

5.   We note your representations in response to comments 16 and 19 that you will file by amendment both a New York legal opinion and a tax opinion. Please note that we may have further comments regarding those opinions and the related disclosure in the prospectus once we have the opportunity to review those opinions.

Response:

We will file the form of tax opinion provided by our outside tax counsel as Exhibit 8 to Amendment No. 2 to the registration statement. The tax opinion will be finalized at the time of effectiveness of the registration statement. In addition, we will file an opinion of counsel as to the validity of the new debentures as Exhibit 5.1 to Amendment No. 2. With respect to all matters of New York law, counsel relied upon the legal opinion of Sullivan & Cromwell LLP that we will file as Exhibit 5.2 to Amendment No. 2.

Please contact either myself or our Securities Counsel, Sean McKessy ((309) 675-1094), should you have any questions or wish to discuss our responses further. Thank you.

Very truly yours,

/s/ James B. Buda
James B. Buda
Caterpillar Inc.
General Counsel, Vice President and Secretary
Telephone (309) 675-4428

cc: Mary Beth Breslin